NEWS RELEASE

June 30, 2006

Trading Symbol: TSX: RNG

Amex: RNO

Rio Narcea Completes Financing Arrangement for

Tasiast Gold Project

(All amounts are reported in U.S. dollars unless otherwise indicated)

Toronto, Ontario– Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or “the Company”) announces that, after comprehensive technical and legal due diligence, a non-recourse debt facility agreement has been reached with Macquarie Bank Ltd. for a $42.5 million.  The facility, which has been fully drawn down, will be available for construction expenditures to bring the Company’s 100% owned Tasiast property, located in Mauritania, West Africa, into production.

The terms of the financing include a $42.5 million loan facility repayable in quarterly instalments, from September 2007 to December 2011, with normal project debt conditions. It also includes a gold hedging facility under which the Company has contracted to cover 280,000 ounces of gold production until March 31, 2012 by way of a zero-cost put-call collar structure with a put strike gold price of $600 per ounce and a call strike price of $795 per ounce.

The Tasiast project is expected to be in production in mid-2007.  The operation is forecast to produce an average of approximately 105,000 ounces of gold annually over the life of the open pit, at an average cash cost of approximately $240 per ounce (refer to Non-GAAP measures section of the MD&A).  The current 8 year open pit mine life is based on mineable reserves calculated at a gold price of $370 per ounce, with a total measured and indicated mineral resources of 1,185,000 ounces of gold contained in 12.1 million tonnes grading 3.06 g/t. In addition, the deposit currently contains an inferred resource of approximately 900,000 ounces of gold.  The Company is currently performing a geological model rebuild and pit design rerun using $500/ounce instead of $370/ounce.

“We are pleased to report completion of these project debt arrangements for Tasiast.  This financing, combined with cash on hand and cash flow contributions from our Aguablanca nickel-copper-PGM mine in southern Spain, will provide sufficient funds to cover the capital expense of constructing the mine,” said Chris von Christierson, Chairman and CEO of Rio Narcea.  “Construction of this robust turn-key project remains on schedule for completion in the first half of 2007, with gold production in mid-2007. This is one of the first project debt arrangements for a foreign mining company in Mauritania, which says much for the project and the country we are operating in” he concluded.

Rio Narcea Gold Mines, Ltd. is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Portugal and Mauritania.  The Company currently produces nickel at its Aguablanca nickel-copper-platinum group metals (PGM) mine in southern Spain and gold at it’s at El Valle and Carlés projects in northern Spain.  Closure of the northern Spanish gold mines is planned for by the end of 2006.  Construction of its new Tasiast gold project in Mauritania, West Africa, is underway, with production expected in 2007.

Forward-looking Statements

This press release may contain certain “forward looking statements” within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  The reader is cautioned not to place undue reliance on forward looking statements.

For further information please contact:

Chris von Christierson
Chairman & CEO
Tel: + (44) 207 629 2252
E-Mail: cvc@sprospecting.com

Omar Gomez
C.F.O.

Tel: + (34) 98 573 3300
E-Mail: omar.gomez@rngm.es

Michelle Roth

Roth Investor Relations, Inc.

Tel. +1 732 792 2200

Email: michelleroth@rothir.com

Web Site: www.rionarcea.com